

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 30, 2008

Mr. John Barpoulis
Senior Vice President and Chief Financial Officer
2 Democracy Center
6903 Rockledge Drive
Bethesda, MD 20817

> **Re: USEC, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **Response Letter Dated December 19, 2007**
> **File No. 1-14287**

Dear Mr. Barpoulis:

We have reviewed your Form 10-K and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Schedule 14A

Filed March 22, 2007

1.   Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Executive Compensation

Compensation Discussion and Analysis

Setting Executive Compensation, page 21

2.   We note your response to our prior comment 5. Please identify the durable goods manufacturing organization, the general manufacturing organization and the metals and mining organization for which the committee reviewed pooled compensation data.

Elements of Executive Compensation

Total Direct Compensation

Base Salary, page 23

3.   We note your response to our prior comments 6 and 7. In regard to your statement that disclosure of each individual named executive officer's specific detailed objectives are confidential and proprietary within the meaning of Instruction 4 to Item 402(b) provide the further disclosure required by that Instruction. Specifically, discuss how difficult it will be for the executive to achieve the undisclosed target levels.

           For each named executive officer disclose the target they achieved. We do not agree that disclosure of this information would not be meaningful to investors.

           Finally, provide us with the actual disclosure you propose to use in response to this comment and our prior comments 6 and 7. Included in your response should be clarification that there are no individual performance factors in addition to, and separate from, the five factors enumerated in the proxy statement.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracie Towner at (202) 551-3744 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director